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                          May 14, 2021

       Randall Scott
       President and Chief Executive Officer
       RARE ELEMENT RESOURCES LTD
       P.O. Box 271049
       Littleton, Colorado 80127

                                                        Re: RARE ELEMENT
RESOURCES LTD
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2021
                                                            File No. 333-255920

       Dear Mr. Scott:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Timothy
Collins at 202-551-3176 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Brian Boonstra